November 13, 2019

Michael Ackrell
Chairman
Ackrell SPAC Partners I Co.
38 Keyes Avenue, Suite 204
San Francisco, CA 94129

       Re: Ackrell SPAC Partners I Co.
           Draft Registration Statement on Form S-1
           Filed October 17, 2019
           CIK 0001790121

Dear Mr. Ackrell:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Related Party Transactions, page 46

1. We note that you may pay consulting, success or finder fees to your sponsor, officers, directors, initial stockholders or their affiliates in connection with the consummation of your initial business combination. Please disclose the circumstances under which the fees will be paid, how those fees will be determined and their potential size.
 Michael Ackrell
FirstName LastNameMichael Ackrell
Ackrell SPAC Partners I Co.
Comapany 13, 2019
November Name Ackrell SPAC Partners I Co.
Page 2
November 13, 2019 Page 2
FirstName LastName
Principal Stockholders, page 74

2. We note the disclosure in footnote 4 regarding EarlyBirdCapital. Please revise the beneficial ownership for Messrs. Levine and Nussbaum to reflect the shares owned by
         EarlyBirdCapital.
Certain Transactions, page 76

3. We note the disclosure in footnote 5 to the financial statements. Please identify the party that funded $50,000 on behalf of the sponsor pursuant to a promissory note. See Item
         404(a)(1) of Regulation S-K. Please clarify whether this is part of the $300,000 loaned by the sponsor or whether this is a separate loan.
General

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Stuart Neuhauser